UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

4th August 2017
London

Press Release

INTERIM RESULTS FOR THE SIX MONTHS TO 30th JUNE 2017
Good progress in the first half of the year, guidance unchanged for 2017, detailed restructuring plans laid out

Pearson reports underlying growth in revenue, operating profit and earnings in the first half of the year. Full year guidance remains unchanged. We continue to make good progress on our strategic priorities of simplification and digital transformation, and our plans to reduce Pearson’s cost base by a further £300m exiting 2019, which we initially outlined on May 5th.

Financial highlights
	H1 2017	H1 2016	Headline growth	CER growth	Underlying growth
Business performance
Revenue (£m)	2,047	1,866	10%	0%	1%
Adjusted operating profit (£m)	107	15	613%	447%	310%
Operating cash flow	(72)	(210)	66%
Adjusted Earnings per share	5.6p	(1.3)p	n/a
Statutory results
Operating profit/(loss)	16	(286)	n/a
Cash used in operations	(219)	(266)	18%
Basic loss per share	(2.1)p	(27.1)p	92%
Dividend per share	5p	18p	(72)%

●
Sales up 1% to £2,047m in underlying terms primarily due to higher gross sales and lower returns in North American higher education courseware, modest growth in VUE, continued strong growth of Pearson Test of English in Australia, good growth in Wall Street English and English language courseware in China and in school courseware in South Africa, partially offset by expected declines in US school assessment, macroeconomic weakness in Brazil and the impact of business exits in the Middle East.
●
Pearson’s sales are always significantly weighted towards the second half of the calendar year. As expected, the phasing in our North American higher education courseware business has benefited the first half of 2017, with growth in net revenues as gross revenues grew modestly, returns declined significantly and digital revenues continued to grow well. Relative to our expectations, the picture of gross sales and returns in H1, and through to the end of July, is similar to that reported for the first three months: our gross sales are a little ahead of where we expected them to be and returns, whilst down significantly over last year, are running a little higher than expected. Our guidance for the full year is unchanged with underlying market pressures still expected to impact gross sales in the second half.
●
Deferred revenues grew 4% in underlying terms.
●
Adjusted operating profit improved significantly to £107m (H1 2016: £15m) reflecting savings from the 2016 restructuring programme, a benefit from phasing and the strength of the US Dollar against Sterling, offset by cost inflation and other operational factors.
●
Adjusted earnings per share of 5.6p (H1 2016: adjusted loss per share 1.3p) reflected higher adjusted operating profit, partially offset by higher interest charges.
●
Statutory operating profit was £16m (H1 2016: a loss of £286m) reflecting higher adjusted profit and the absence of restructuring costs.
●
Net debt rose £207m to £1,633m with an increase of £89m due to strength of the US Dollar against Sterling and a pension contribution of £162m relating to the 2013 creation of Penguin Random House, with a final payment of around £63m expected in the second half, in line with prior guidance. Over the last 12 months operating cash flow more than covered dividends paid, restructuring costs, interest and tax charges.
●
In line with our recently announced dividend policy the Board has declared an interim dividend of 5p (2016: 18p) and plans a share buyback of £300m following the announced reduction and recapitalisation of our stake in PRH.
●
We are today announcing the launch of a market tender to repurchase our $500m 3.75% US Dollar Notes 2022 and $500m 3.25% US Dollar Notes 2023 and we plan to redeem the $300m 4.625% June 2018 bond following the completion of the PRH transaction.

Reiterating guidance
●
Our guidance remains as outlined on July 11th and is updated for the expected impact of the PRH transaction, which we expect to close in September. We expect adjusted operating profit of between £546m and £606m and adjusted earnings per share between 45.5p and 52.5p after an interest charge of £74m and a tax rate of approximately 21%, all based on exchange rates on 31 December 2016.

Restructuring plan
●
Detailed implementation planning for our 2017-2019 £300m cost efficiency programme is well underway.
●
We will generate cost savings from next year with c.£70m in 2018, an incremental c.£130m in 2019 and the remaining c.£100m impacting 2020 reducing our annualised cost base exiting 2019 by c.£300m.
●
In the second half of this year we will incur one-off costs related to property and technology as we begin the implementation of this programme. Overall restructuring costs will be phased c.£70m in 2017, c.£90m in 2018 and c.£140m in 2019, as we complete the programme, for a cumulative cost of £300m. As in our 2016 programme, these costs will be excluded from adjusted operating profit.
●
We will reduce Pearson’s employee headcount by approximately 3,000 full time equivalent employees.
●
Savings will come from the simplification of our technology architecture, increased use of shared service centres, standardisation and automation of processes, reduction of headcount with a particular focus on managerial positions, centralisation of procurement and the reduction of office locations.

John Fallon, Chief Executive said:

“Pearson has had a solid first half. We are making good progress on our strategic priorities and our guidance for 2017 remains unchanged. We are focused on maximising performance through the critical second half.

“Strong cash generation, prudent management of our balance sheet and implementation of our transformation plans are positioning us to be the winner in digital education, and create long-term sustainable value for our shareholders.”

Analyst and investor conference call details
Pearson’s results presentation for investors and analysts will be audiocast live today from 0830 (BST).
UK Toll Number: +44 (0) 203 139 4830
UK Toll-Free Number: +44 (0) 808 237 0030
Participant Pin Code: 73955094#
Audience URL: http://event.onlineseminarsolutions.com/r.htm?e=1473795&s=1&k=7BA3D72333A3B9933D89D824E27CB147

Throughout this statement underlying growth rates exclude the impact of both currency movements and portfolio changes.

This statement contains inside information.

For more information
T + 44 (0)20 7010 2310
Investors: Jo Russell, Tom Waldron, Anjali Kotak
Press: Tom Engel, Tom Steiner

Ends

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/investors). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

OPERATIONAL REVIEW

In the first half of the year Pearson performed in line with expectations and we reiterate guidance for 2017 based on our current portfolio of businesses and exchange rates on 31 December 2016. We continue to make good progress on our strategic priorities of simplification and digital transformation, as we to look to deliver long term sustainable growth and shareholder value, and today we are announcing details of our plans to reduce Pearson’s cost base exiting 2019 by £300m, which we initially outlined on May 5th.

Financial performance

£ millions	H1 2017	H1 2016	Headline growth	CER growth	Underlying growth
Business performance
Sales	2,047	1,866	10%	0%	1%
Adjusted operating profit	107	15	613%	447%	310%
Adjusted earnings/(loss) per share	5.6p	(1.3)p	n/a
Operating cash flow	(72)	(210)	66%
Free cash flow	(342)	(408)	16%
Net debt	(1,633)	(1,426)	(15)%
Statutory results
Sales	2,047	1,866	10%
Operating profit/(loss)	16	(286)	n/a
Loss before tax	(10)	(306)	97%
Basic loss per share	(2.1)p	(27.1)p	92%
Cash used in operations	(219)	(266)	18%
Dividend per share	5p	18p	(72)%
Throughout this announcement:
a) Growth rates are stated on a constant exchange rate (CER) basis unless otherwise stated. Where quoted, underlying growth rates exclude both currency movements and portfolio changes.
b) The ‘business performance’ measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7, 14 and 16.

Underlying sales rose 1% to £2,047m primarily driven by higher gross sales and lower returns in US Higher Education courseware, modest growth in VUE, continued good growth of Pearson Test of English in Australia, good growth in Wall Street English and English language courseware in China and in school courseware in South Africa, partially offset by expected declines in US school assessment, macroeconomic weakness in Brazil and the impact of business exits in the Middle East.

Revenues were flat at constant exchange rates, due to the disposal of Pearson English Business Solutions and the closure of Wall Street English Germany. Headline sales grew by 10% reflecting the strength of the US Dollar against Sterling.

Adjusted operating profit improved significantly to £107m (H1 2016: £15m) reflecting savings from the 2016 restructuring programme, a benefit from phasing and the strength of the US Dollar against Sterling offset by cost inflation and other operational factors.

Adjusted finance costs were £47m (H1 2016: £27m), with the increase reflecting additional charges relating to the early redemption of our 6.25% Global Dollar bond originally due in 2018 and higher interest rates. Savings related to the redemption of the bond will flow through in the second half of the year.

The adjusted tax charge was £13m (H1 2016: a benefit of £2m).

Adjusted earnings for the period were £46m (H1 2016: a loss of £11m) and adjusted earnings per share were 5.6p (2016: adjusted loss per share 1.3p).

CAPITAL ALLOCATION PRIORITIES
Pearson’s annual cash flow generation is strong and we are committed to our capital allocation priorities of:
1.
maintaining a strong balance sheet and solid investment grade credit ratings through an appropriate capital structure. Accordingly we intend to maintain a year end net debt/EBITDA of less than 1.5x;
2.
simplifying our portfolio and investing in the business to drive sustainable organic growth; and
3.
delivering shareholder returns through a sustainable and progressive dividend policy, returning surplus cash to shareholders where appropriate through buybacks or special dividends.

The appropriate return of cash to shareholders continues to be an integral part of our approach to capital allocation. As part of our announcement on July 11th that we will divest a 22% stake in Penguin Random House and recapitalise the business, we announced that we will use part of the proceeds to buy back £300m ordinary shares after the closing of the transaction.

The Board is committed to a sustainable and progressive dividend, which is comfortably covered by the earnings of our business excluding any contribution from Penguin Random House and which can grow as our business grows into the opportunities in global education. The Board has declared an interim dividend of 5p per share.

The interim dividend will be paid to shareholders on the register at close of business on 18th August 2017.

STRATEGIC PRIORITIES

We remain committed to our strategic priorities of simplification and digital transformation as we become a leaner and more agile business.

Portfolio simplification
●
Over the last four years we have reshaped our portfolio, divesting the FT Group, PowerSchool and a number of sub-scale businesses as we continue to simplify our business and focus on the biggest opportunities in global education. Earlier this year we announced we were looking to either partner or sell our China direct delivery businesses and are conducting a strategic review of our US K-12 courseware business.
●
During the first half of the year we have made good progress with the agreement to sell just under half our stake in PRH.

Digital transformation and tactical initiatives on track
●
We’re investing £700-750m per annum, more than ever before, in building better digitally powered businesses, which offer improved learner outcomes and stronger financial performance.
●
Our Global Learning Platform development and Digital Roadmap are on track to deliver new digital products with greater personalisation, enhanced engagement and cognitive tutoring. In the second half of 2017 we will launch new digital courseware products in Business & Economics and will pilot new innovative courseware in Developmental Mathematics.
●
We have signed nearly 100 new institution-wide Digital Direct Access deals in H1 with a strong and growing pipeline of new deals.
●
Implementation of our partner print rental programme is progressing well ahead of launch in the second half of 2017. We have signed partnership agreements with Barnes & Noble Education, Chegg and IndiCo and continue to negotiate with other key channel partners.
●
We have reduced prices for eBook rental across 2,000 titles and have seen positive early indications on the impact on demand, though the majority of our selling season is still ahead of us.
●
We continue to work to better control inventory in our college bookstore channel, introducing a package of measures including last year’s change to our salesforce’s incentives from a gross to a net sales basis and, in the second half of 2017, a restocking fee for physical product returns by channel partners.

Cost efficiency plan – simplifying and transforming Pearson
●
Over the last four years we have removed more than £650m of cost from Pearson in two significant restructuring programmes and simplified the company considerably. As well as making us a leaner organisation, it has also helped to create a further significant incremental opportunity as we reshape our entire cost base around our increasingly digital business.
●
Our recent peer benchmarking work has shown that the biggest opportunities are in North America, where we need to adjust our cost base to the reality of a smaller higher education courseware business and globally in Human Resources, Finance and Technology, facilitated by our back office change programme.
●
In May we sized that opportunity at £300m on an annualised basis. Today we are announcing details of the actions we intend to take over the next two and a half years to realise this opportunity.
o
Detailed implementation planning for our 2017-2019 £300m cost efficiency programme is well underway.
o
We will generate cost savings from next year with c.£70m in 2018, an incremental c.£130m in 2019 and the remaining c.£100m impacting 2020 reducing our annualised cost base exiting 2019 by c.£300m.
o
In the second half of this year we will incur one-off costs related to property and technology as we begin the implementation of this programme. Overall restructuring costs will be phased c.£70m in 2017, c.£90m in 2018 and c.£140m in 2019, as we complete the programme, for a cumulative cost of £300m. As in our 2016 programme, these costs will be excluded from adjusted operating profit.
o
We will reduce Pearson’s employee headcount by approximately 3,000 full time equivalent employees.
o
Savings will come from the simplification of our technology architecture, increased use of shared service centres, standardisation and automation of processes, reduction of headcount with a particular focus on managerial positions, centralisation of procurement and the reduction of office locations.

2017 OUTLOOK

Our outlook for 2017 remains unchanged to that set out in February 2017 other than the expected impact of the PRH transaction announced on July 11th.

That transaction, assuming closing in September 2017, will reduce operating profit in 2017 by £24m and adjusted EPS by around 3p before a small impact from the planned share buyback.

Hence our guidance, updated for the expected impact of the PRH transaction, is that we expect to report adjusted operating profit of between £546m and £606m and adjusted earnings per share between 45.5p and 52.5p after an interest charge of £74m and a tax rate of approximately 21%, all based on exchange rates on 31 December 2016.

In 2016 we calculated that a 5c movement in the US Dollar exchange rate to Sterling would impact adjusted EPS by around 2p.

DIVISIONAL ANALYSIS – GEOGRAPHY

£ millions	H1 2017	H1 2016	Headline growth	CER growth	Underlying growth
Sales
North America	1,285	1,164	10%	(1)%	0%
Core	384	370	4%	(1)%	1%
Growth	378	332	14%	2%	1%
Total sales	2,047	1,866	10%	0%	1%
Adjusted operating profit
North America	43	2	n/a	n/a	n/a
Core	10	(7)	n/a	n/a	n/a
Growth	8	(12)	n/a	n/a	n/a
Penguin Random House	46	32	44%	28%	28%
Total adjusted operating profit	107	15	613%	447%	310%
See note 2 for the reconciliation to the equivalent statutory measures.

NORTH AMERICA (63% of group revenues)
Revenues were flat in underlying terms due to higher gross sales and lower returns in US Higher Education courseware and good growth in professional certification, offset by anticipated declines in school assessment, due to the annualised impact of contract losses announced in 2015 and the roll off of temporary contracts won in 2016, and the decline in revenue in Learning Studio, a higher education learning management system we are retiring.

Revenues rose 10% in headline terms benefiting from a stronger US Dollar and were down 1% at CER reflecting the disposal of Pearson English Business Solutions.

Adjusted operating profits rose £41m in headline terms and increased significantly in underlying terms due primarily to better sales in higher education courseware and the benefits of the 2016 restructuring programme.

Courseware
In School, revenues rose modestly with a smaller new Adoption Market and our lower participation rate more than offset by good growth and market share gains in Open Territories resulting from strong performance of our myPerspectives programme in Grades 6-12 English Language Arts (ELA).

Our new adoption participation rate fell from 64% in 2016 to 60% in 2017 due to our decision not to compete for the California Grades K-8 ELA adoption with a core basal programme. We won an estimated 36% share of adoptions competed for (30% in 2016) and, together with a strong performance in the Indiana K-12 Science adoption (where we did not submit product for adoption, but still generated sales) we won an estimated 25% of total new adoption expenditure of $380m (19% of $470m in 2016), driven by strong performance in Florida high school Social Studies, South Carolina middle grades Interactive Science, and Texas Spanish (Auténtico) adoptions.

In Higher Education, total US College spring enrolments fell 1.5%, with combined two-year public and four-year for-profit enrolments declining 3.8%, affected by rising employment rates and regulatory change impacting the for-profit and developmental learning sectors, partially offset by slight growth in combined enrolments at four-year public and four-year nonprofit institutions. Net revenues in our higher education courseware business grew as gross revenues grew modestly, returns declined significantly and digital revenues continued to grow well, including good growth in direct to consumer sales. Relative to our expectations, the picture of gross sales and returns in H1, and in the year to end of July, is similar to that reported for Q1 in May: our gross sales are a little ahead of where we expected them to be and returns, whilst down significantly over last year, are running a little higher than expected. Our guidance for the full year is unchanged with the underlying market pressures we have previously described in this business still expected to impact gross sales in the second half. Global digital registrations of MyLab and related products fell 1%. In North America, digital registrations fell 2% with good growth in Business & Economics and Revel offset by retirement of older titles as we prepare for the launch of new products, and continued softness in Developmental Mathematics on lower enrolment and regulatory change. Revel registrations grew 50% in the first half of 2017 to nearly 170,000.

Our Global Learning Platform development and Digital Roadmap are on track to deliver new digital products with greater personalisation, enhanced engagement and cognitive tutoring. In Fall 2017 we will launch new digital courseware products in Business & Economics and will pilot new innovative courseware in Developmental Mathematics.

Faculty generated studies indicate that the use of MyLab, Mastering and Revel programmes, as part of a broader course redesign, can support improvements in student test scores and lower institutional cost (pear.sn/IZxLE). Findings from a recent efficacy study across five community colleges suggested that when first-time students in Developmental Mathematics courses increase their use of MyMathLab, their probability of passing the course increased from around 10% to over 50% (pear.sn/aIpe30dM6wV).

Implementation of our partner print rental programme is progressing well ahead of launch in Fall 2017. We had previously signed partnerships with Chegg and IndiCo and recently added Barnes & Noble Education, who were our largest US higher education courseware channel partner last year. We continue to negotiate with other key channel partners.

We have reduced prices for eBook rental across 2,000 titles and have seen positive early indications on the impact on demand, though the majority of our selling season is still ahead of us.

We continue to work to better control inventory in our college bookstore channel, introducing a package of measures including last year’s change to our salesforce's incentives from a gross to a net sales basis and, in the second half of 2017, a restocking fee for physical product returns by channel partners.

In institutional courseware solutions, during the half-year Pearson has signed nearly 100 large-scale, enterprise adoptions of Digital Direct Access (DDA), where content is purchased via an upfront course fee and integrated with university IT systems. New partnerships included Chemeketa Community College in Oregon and the University of Hawaii System across ten colleges and universities in Hawaii.

Assessment
In School Assessment, revenues declined moderately due to previously announced contract losses and the roll off of temporary contracts. The state of Colorado decided to leave the PARCC consortium after the 2017-18 school year, but subsequently awarded Pearson the contract to deliver English Language Arts, Mathematics, Science, and Social Studies exams for six years. We extended our contract with Virginia to provide computer adaptive testing for the next three years and also extended contracts in Indiana, Arizona, Minnesota, and North Carolina.

We delivered 21.4 million standardised online tests to K-12 students, an increase of 5% from the same period in 2016. Paper based standardised test volumes fell 10% to 11.1 million. Digital tests on Pearson’s TestNav platform accounted for 66% of our testing volumes (H1 2016: 62%).

In Professional Certification, revenues grew well with VUE global test volume up 4%. We won contracts to deliver the medical school admission test (MCAT) with the Association of American Medical Colleges (AAMC) in the US and Canada for ten years, testing services to Exxon Mobil for five years and the Project Management Institute (PMI) for four years.

Clinical Assessment sales declined modestly compared to the first half of 2016, which had benefited from the strong performance of the fifth edition of the Wechsler Intelligence Scale for Children (WISC-V) and Behavior Assessment for Children (BASC). Q-Interactive, Pearson's digital solution for Clinical Assessment administration, saw continued strong growth in license sales with sub-test administrations up nearly 49% over the same period last year.

Services
Connections Education revenues declined slightly as growth in enrolment was offset by the expected impact from some virtual school partners choosing to take some non-core services in-house in 2017. We served over 73,000 Full Time Equivalent students through full-time virtual and blended school programmes with continued good growth in enrolment, up 7% on the same period last year. Two new full-time online, state-wide, partner schools opened for the 2017-18 school year: Alabama Connections Academy and Indiana Career Technical Virtual Charter School.

The 2017 Connections Education Parent Satisfaction Survey showed strong results with 92% of families with students enrolled in full-time online partner schools stating they would recommend the schools to others and 95% agreeing that the curriculum is of high quality. Results from the survey are available at pear.sn/HPTn30dCNHH.

Connections Education will launch Pearson Connexus, a new digital learning solution with a suite of tailored offerings that allows schools and districts to build K-12 online and blended learning programmes to best fit their unique needs. With Pearson Connexus, schools and districts can choose from a wide range of courses and services to develop, fine-tune and scale digital learning programmes on a platform designed specifically for grades K-12. Pearson Connexus supports personalised learning; creating future-ready, lifelong learners who are prepared for success in school, college and careers.

In Pearson Online Services, revenues declined as growth in Online Program Management (OPM) enrolment and revenue was offset by a decline in Learning Studio revenues, a learning management system, which will be fully retired in 2019. In our higher education OPM business, course enrolments grew 6% to almost 175,000, boosted by strong growth in Arizona State University Online, new partners and programme extensions offset by the exit from our agreements with Ocean Community College and University of Florida. Our OPM business pipeline is strong and the 33 new degree program deals signed or launched over the last 18 months will begin to contribute to enrolment from the second half of the year.

Pearson expanded its relationship with Maryville University in St Louis to launch three new online master’s degree programs in the areas of Nursing Practice, Business Data Analytics, and Software Development.
With the addition of these new online Master’s programs, Pearson now supports 18 online programs for Maryville University, including two undergraduate and ten graduate degrees, and six graduate certificates. Pearson provides marketing, recruitment, student support and around the clock helpdesk services for Maryville to support these programs.

CORE (19% of group revenues)
In underlying terms, revenues rose 1%, primarily due to strong growth in English assessments in Australia and OPM services in the UK and Australia.

Revenues grew 4% in headline terms benefiting from weakness of Sterling against other currencies and were down 1% at CER reflecting the closure of Wall Street English Germany and the transfer of some smaller businesses to our Growth segment.

Adjusted operating profit rose £17m in headline terms and increased significantly in underlying terms primarily due to the benefits of the 2016 restructuring programme and sales growth.

Courseware
Courseware revenues declined modestly with growth in UK schools, where new products have offset pressure on overall school budgets, and in Italy on phasing, offset by declines in smaller markets.

Assessment
In School and Higher Education Assessment, revenues declined slightly primarily due to lower AS level entries as a result of a policy-driven shift to more linear courses, partially offset by phasing benefits and a modest rise in vocational qualifications revenue, which saw a slight decline in registrations, but benefitted from improved mix as new qualifications rolled out in the UK market. We successfully delivered the National Curriculum Test for 2017, marking 3.5 million scripts, up slightly from 2016.

Clinical Assessment grew well with growth in France and Nordic countries on a new edition of the Wechsler Intelligence Scale for Children (WISC-V) in those regions.

At VUE, revenues fell slightly due to the impact of last year’s renegotiated terms of the UK Driving Theory test for the DVSA. In the UK, we won a 7-year contract to deliver ACCA Professional examinations.

The Pearson Test of English Academic (PTEA) saw continued strong growth in global test volumes, with almost 159,000 global tests conducted in the half-year up 70% from 2016, driven primarily by its use to support visa applications to the Australian Department of Immigration and Border Protection and good growth in New Zealand, China and India.

Services
In Higher Education Services, our Online Program Management revenues grew strongly. In the UK we have extended our relationship at King’s College London with new programs in Psychology, Corporate Law, Financial Law and Neuroscience and begun new programs at Manchester Metropolitan and University of Leeds. In Australia OPM revenue continued to grow with combined course enrolments of nearly 4,600 up 45% from 2016.

GROWTH (18% of group revenues)
Revenues grew 1% in underlying terms. In China, adult English language learning and English courseware revenues grew well. In Brazil, revenues declined due to enrolment declines in our English language learning business and public sistema NAME, related to macroeconomic pressures and political uncertainty. In South Africa, revenues grew strongly with growth in school textbooks, offset by enrolment declines at CTI. In the Middle East revenues fell significantly due to further contract exits as we simplify our business.

Revenues grew 14% in headline terms benefiting from weakness of Sterling against other currencies, grew 2% at CER reflecting the transfer of some smaller businesses from Core, partially offset by the disposal of sub-scale businesses.

Adjusted operating profit increased £20m in headline terms and increased significantly in underlying terms to a profit of £8m, primarily reflecting the benefits of the 2016 restructuring programme and sales growth.

Courseware
Courseware revenues grew strongly, due to very strong growth in school textbook sales in South Africa, driven by large orders from Eastern Cape Province, and English language courseware growth in China and Argentina, partially offset by weakness in the Middle East and Brazil.

Assessment
Pearson Test of English (PTEA) business continues to grow strongly in China and India.

Services
In China, Wall Street English (WSE) and Global Education (GEDU) revenues grew well benefiting from enrolment growth at WSE, increased demand for premium services, new product offerings and improved marketing. WSE Enrolments grew 5% to 72,000, whilst GEDU enrolments fell 2% to 30,000.

In Brazil, student enrolment in our private sistemas business grew well with growth at both COC and Dom Bosco. Our public sistema NAME continued to see significant declines in revenue due to the impact of a weaker economy and uncertain political situation in Brazil. Multi, our English Language Learning business in Brazil, was also adversely impacted by these factors.

In South Africa, the market for private university education has been impacted by greater government support for public institutions and a lower number of qualified school leavers in 2017. As a result student enrolment at CTI fell by 8% to 7,800.

In India, Pearson MyPedia, a service ‘sistema’ solution for schools comprising print and digital content, assessments and academic support services, continued to grow, more than doubling subscribers to 124,000 learners for academic year 2017-18.

In the Middle East, revenues declined primarily on a further contract exits last year.

PENGUIN RANDOM HOUSE

Pearson owns 47%* of Penguin Random House, the first truly global consumer book publishing company.

Penguin Random House had a solid performance in the first half of 2017. Revenues fell slightly with lower demand for e-books partially offset by continued strength of physical sales and growth in audio books.

Profitability benefited from phasing as well as multiple number one bestsellers and the annualisation of integration synergies.

The U.S. business published 263 New York Times print and e-book bestsellers in H1 2017 (H1 2016: 316, based on a broader New York Times count than 2017). Top titles were Into The Water by Paula Hawkins, Jay Asher’s Thirteen Reasons Why; and Camino Island by John Grisham. Other adult title successes included Option B by Sheryl Sandberg and Adam Grant; Big Little Lies by Liane Moriarty; and Night School by Lee Child.  Among the Children’s book successes in H1 were Dr. Seuss’s classic children’s books, which sold more than five million copies, and the Who Was series, which sold more than two million. Jay Asher’s Thirteen Reasons Why, the basis for the hit Netflix series, sold more than one million units in all formats in six months, and Everything, Everything, a movie tie-in, and The Sun Is Also A Star, both by Nicola Yoon, cumulatively sold more than one million print and digital editions.

The UK business published titles which made 470 appearances on the 2017 H1 Sunday Times bestseller lists (2016 H1: 570). Paula Hawkins, with her 2017 novel Into The Water and 2015’s The Girl On The Train, was the division’s top-selling Adult author in the half year. The classic novels of Roald Dahl, the biggest-selling Children’s author in the period, sold more than one million additional copies.

In the second half of this year Penguin Random House is expecting success with new books by Dan Brown, Ron Chernow, Lee Child, Harlan Coben, Ta-Nehisi Coates, Clive Cussler, Janet Evanovich, Art Garfunkel, Richard Flanagan, Ken Follett, Sue Grafton, John Green, John Grisham, Tom Hanks, Scott Kelly, Jeff Kinney, Louis L’Amour, Nigella Lawson, David Lagercrantz, John le Carré, James McBride, Celeste Ng, Jamie Oliver, Yotam Ottolenghi, James Patterson, Tim Peake, Philip Pullman, Salman Rushdie, Arturo Pérez Reverte, John Sandford, Danielle Steel and Andy Weir, as well as movie tie-ins for Star Wars: The Last Jedi and Wonder, and TV tie-ins with new episodes of Game Of Thrones and Outlander.

In February, Penguin Random House acquired world publication rights to two books each to be written by former President Barack Obama and former First Lady Michelle Obama, which will be published by the company’s English- Spanish- and Portuguese-language divisions.

In June, Penguin Random House Grupo Editorial announced its acquisition of Ediciones B from Grupo Zeta, whose imprints will boost its market presence further in Spain and Latin America.

* On July 11th we announced an agreement to sell a 22% stake in Penguin Random House to Bertelsmann and recapitalise the business.

FINANCIAL REVIEW

Operating result

Due to seasonal bias in some of the Group’s businesses, Pearson makes a higher proportion of its sales and the majority of its profits in the second half of the year.

On a headline basis, sales for the six months to 30 June 2017 increased by £181m or 10% from £1,866m for the first six months of 2016 to £2,047m for the equivalent period in 2017. Adjusted operating profit increased by £92m from £15m in the first six months of 2016 to £107m in 2017 (for a reconciliation of this measure see note 2 to the financial statements).

Our underlying measures exclude the effects of exchange and portfolio changes arising from acquisitions and disposals. On an underlying basis, sales for the first six months increased by 1% in 2017 compared to 2016 with the difference between the headline and underlying growth being mainly due to the impact of currency movements which increased sales by £186m whilst portfolio changes decreased sales by £18m. Currency movements also had a favourable impact on adjusted operating profit which, in the first half of 2017, was still significantly ahead of the equivalent period in 2016 on an underlying basis. The impact of currency movements increased adjusted operating profit by £25m and portfolio changes increased adjusted operating profit by £5m.

Our portfolio change is calculated by taking account of the additional contribution (at constant exchange rates) from acquisitions, however, in 2016 and in 2017 acquisitions were not significant. We also exclude sales and profits made by businesses disposed in either 2016 or 2017. Portfolio changes mainly relate to the closure of our English language schools in Germany and the sale of the Pearson English Business Solutions business in North America during 2016.

Total adjusted operating profit includes the results from discontinued operations when relevant but excludes intangible charges for amortisation and impairment, acquisition related costs, gains and losses arising from acquisitions and disposals and the costs of major restructuring (see note 2 to the financial statements). In the first half of 2016 a major restructuring programme was underway and the costs of £171m were excluded from adjusted operating profit. In May 2017, we announced an additional restructuring programme that will drive further significant cost savings, however, at 30 June 2017 there were no significant costs associated with this new programme.

The statutory operating profit of £16m in the first half of 2017 compares to a loss of £286m in the first half of 2016. The improvement in 2017 reflects the increase in adjusted operating profit together with the absence of restructuring charges and losses on business disposals. In the first half of 2016 restructuring charges were £171m and the loss on disposal of £18m mainly relates to the closure of our English language schools in Germany.

Net finance costs

Net interest payable to 30 June 2017 was £47m, compared to £27m in the first half of 2016. The increase was primarily due to additional charges relating to the early redemption of the 6.25% Global dollar bonds originally due in 2018. These were redeemed in March 2017, accelerating cost into the first half of 2017. Additionally increases in US interest rates increased the cost of the Group’s floating rate debt. Savings related to the redemption of the bond will flow through in the second half of the year.

Finance income and costs relating to retirement benefits have been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in the statutory definition of net finance costs (but not in our adjusted measure) are interest costs relating to acquisition consideration, foreign exchange and other gains and losses on derivatives. Interest relating to acquisition consideration is excluded from adjusted earnings as it is considered to be part of the acquisition cost rather than being reflective of the underlying financing costs of the Group. Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity (for more information see note 3 to the financial statements).

In the period to 30 June 2017, the total of these items excluded from adjusted earnings was a gain of £21m compared to a gain of £7m in the period to 30 June 2016. The gains in 2017 and 2016 largely relate to foreign exchange differences on cash and cash equivalents and inter-company loans.

Taxation

Taxes on income in the period are accrued using the tax rates that would be applicable to expected annual earnings. The reported tax charge on statutory earnings for the six months to 30 June 2017 was £6m compared to an £86m credit in the period to 30 June 2016. The charge reflects the overall mix of profits projected for the full year and the tax rates expected to apply to those statutory profits.

The effective tax rate applied to adjusted earnings for the six months to 30 June 2017 is 21% (2016 half year: 19%). This rate is lower than the average statutory rate applicable to the countries we operate in as it includes the benefit of tax deductions attributable to amortisation of goodwill and other intangibles. The benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payment.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The loss on translation of £116m at 30 June 2017 compares to a gain at 30 June 2016 of £524m and has mainly arisen due to the weakening of the US Dollar relative to Sterling in the first half of 2017. A significant proportion of the Group’s operations are based in the US and the US dollar weakened in 2017 from an opening rate of £1:$1.23 to a closing rate at the end of June 2017 of £1:$1.30. At the end of June 2016 Sterling had weakened relative to many of the currencies that Pearson is exposed to and the US dollar had strengthened in comparison to the opening rate moving from £1:$1.47 to £1:$1.34.

Also included in other comprehensive income in 2017 is an actuarial loss of £16m in relation to post retirement plans of the Group and our share of the post retirement plans of PRH. The loss arises from the unfavourable impact of changes in the assumptions used to value the net assets in the plans. The loss in 2017 compares to an actuarial gain at 30 June 2016 of £1m.

Cash flows

Net cash used in operations in 2017 was £219m compared to £266m in 2016. The reduction in cash outflow in 2017 is due to an improved profit performance and lower restructuring spend, partly offset by increased pension contributions.

Our operating cash flow measure is used to align cash flows with our adjusted profit measures (see note 16 to the financial statements). In the first half of 2017, operating cash outflow decreased by £138m from £210m in 2016 to £72m. The decrease is largely explained by the improved profit performance.

The Group’s net debt increased from £1,092m at the end of 2016 to £1,633m at 30 June 2017 principally due to the operating cash outflow and pension and dividend payments.

Post retirement benefits

Pearson operates a variety of pension and post-retirement plans. Our UK Group Pension Plan has by far the largest defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and retirement benefits amounted to £42m in the period to 30 June 2017 (30 June 2016: £36m) of which a charge of £44m (30 June 2016: £41m) was reported in adjusted operating profit and an income of £2m (30 June 2016: £5m) was reported against other net finance costs.

The overall surplus on the UK Group Pension Plan of £158m at the end of 2016 has increased to a surplus of £321m at 30 June 2017. The movement has arisen principally due to increased contributions including £162m as part of the agreements relating to the PRH merger in 2013 and £12m relating to the FT Group sale in 2015. In total, our worldwide surplus in respect of pensions and other post retirement benefits increased from £19m at the end of 2016 to £181m at the end of June 2017.

Dividends

The dividend accounted for in the six months to 30 June 2017 is the final dividend in respect of 2016 of 34.0p. An interim dividend for 2017 of 5.0p was approved by the Board in August 2017 and will be accounted for in the second half of 2017.

Held for sale investments

On 11 July 2017, Pearson announced its agreement to sell a 22% stake in PRH to Bertelsmann and recapitalise the business. The 22% stake in PRH has been classified as held for sale and this portion of the PRH investment has been shown separately as a current asset on the balance sheet. Additionally following the announcement of the intention to sell the China based English test preparation business, Global Education (GEDU), we have recorded the assets and liabilities of that business as held for sale.

Principal risks and uncertainties

The principal risks and uncertainties have not changed from those detailed in the 2016 Annual Report and are summarised below.

Business transformation and change

The pace and scope of our business transformation initiatives increase our execution risk that benefits may not be fully realised, costs may increase, or that our business-as-usual activities may be impacted and do not perform in line with expectations.

Products and services

Failure to accelerate our shift to digital by developing and delivering (to time and quality) market leading global products and services that will have the biggest impact on learners and drive growth; ensuring Pearson offers products to market at the right price and with a deal structure that remains competitive as well as supports our strategy.

Talent

Failure to attract, retain and develop staff, including adapting to new skill sets required to run the business.

Political and regulatory risk

Changes in policy and/or regulations have the potential to impact business models and/or decisions across all markets.

Testing failure

Failure to deliver tests and assessments and other related contractual requirements because of operational or technology issues, resulting in negative publicity impacting our brand and reputation.

Safety and corporate security

Risk to safety and security due to increasing local and global threats.

Safeguarding and protection

Failure to adequately protect children and learners, particularly in our direct delivery businesses.

Customer digital experience

Challenges with reliability and availability of customer facing systems could result in incidents of poor customer digital experience and impact our customer service responsiveness.

Business continuity

Failure to have plans in place or plans are not properly executed. Crisis management and technology disaster recovery plans may not be comprehensive across the whole enterprise.

Tax

Legislative change caused by the OECD Base Erosion and Profit Shifting initiative, the UK exit from the EU, US tax reform or domestic government initiatives, potentially in response to the ongoing EU anti-tax abuse activities, results in a higher effective tax rate, double taxation and/or negative reputational impact.

Treasury

Failure to manage treasury financial risk (e.g. FX, interest rate, counterparty and operational risk).

Data privacy and information security

Risk of a data privacy incident or other failure to comply with data privacy regulations and standards; and/or a weakness in information security, including a failure to prevent or detect a malicious attack on our systems, could result in a major data privacy breach causing reputational damage and financial loss.

Intellectual property, including rights, permissions and royalties

Failure or lack of practical ability to adequately manage, procure, register, monitor, protect and/or properly license our intellectual property rights (including patents, trademarks and general copyright) in our brands, content and technology may prevent us from enforcing our rights against competitors to protect our market share. Failure to obtain permissions, or to comply with the terms of permissions, for copyrighted or otherwise protected materials such as photos resulting in potential litigation; risk of authors alleging improper calculations or payments of royalties.

Anti-bribery and corruption (ABC)

Failure to effectively manage risks associated with compliance to global and local ABC legislation.

Competition law

Failure to comply with anti-trust and competition legislation could result in costly legal proceedings and/or adversely impact our reputation.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the period ended 30 June 2017

		2017	2016	2016
all figures in £ millions	note	half year	half year	full year

Continuing operations

Sales	2	2,047	1,866	4,552
Cost of goods sold		(993)	(912)	(2,093)
Gross profit		1,054	954	2,459

Operating expenses		(1,081)	(1,261)	(2,505)
Impairment of intangible assets		-	-	(2,548)
Share of results of joint ventures and associates		43	21	97
Operating profit / (loss)	2	16	(286)	(2,497)

Finance costs	3	(66)	(51)	(97)
Finance income	3	40	31	37
Loss before tax	4	(10)	(306)	(2,557)
Income tax	5	(6)	86	222
Loss for the period		(16)	(220)	(2,335)

Attributable to:
Equity holders of the company		(17)	(221)	(2,337)
Non-controlling interest		1	1	2

Loss per share (in pence per share)
Basic	6	(2.1)p	(27.1)p	(286.8)p
Diluted	6	(2.1)p	(27.1)p	(286.8)p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the period ended 30 June 2017

	2017	2016	2016
all figures in £ millions	half year	half year	full year

Loss for the period	(16)	(220)	(2,335)

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations	(116)	524	913
Attributable tax	4	(1)	(5)

Fair value gain on other financial assets	21	-	-
Attributable tax	(8)	-	-

Items that are not reclassified to the income statement
Re-measurement of retirement benefit obligations	(16)	1	(276)
Attributable tax	(1)	(2)	58
Other comprehensive (expense) / income for the period	(116)	522	690

Total comprehensive (expense) / income for the period	(132)	302	(1,645)

Attributable to:
Equity holders of the company	(133)	300	(1,648)
Non-controlling interest	1	2	3

CONDENSED CONSOLIDATED BALANCE SHEET
as at 30 June 2017

		2017	2016	2016
all figures in £ millions	note	half year	half year	full year

Property, plant and equipment		306	339	343
Intangible assets	11	3,266	5,616	3,442
Investments in joint ventures and associates		651	1,192	1,247
Deferred income tax assets		432	282	451
Financial assets – Derivative financial instruments		125	200	171
Retirement benefit assets		321	446	158
Other financial assets		86	59	65
Trade and other receivables		120	120	104
Non-current assets		5,307	8,254	5,981
Intangible assets – Pre-publication		985	945	1,024
Inventories		238	274	235
Trade and other receivables		1,234	1,343	1,357
Financial assets – Derivative financial instruments		6	-	-
Financial assets – Marketable securities		11	31	10
Cash and cash equivalents (excluding overdrafts)		458	980	1,459
Current assets		2,932	3,573	4,085
Assets classified as held for sale	10	608	-	-
Total assets		8,847	11,827	10,066
Financial liabilities – Borrowings		(1,816)	(2,324)	(2,424)
Financial liabilities – Derivative financial instruments		(175)	(190)	(264)
Deferred income tax liabilities		(470)	(548)	(466)
Retirement benefit obligations		(140)	(144)	(139)
Provisions for other liabilities and charges		(67)	(73)	(79)
Other liabilities	12	(373)	(370)	(422)
Non-current liabilities		(3,041)	(3,649)	(3,794)
Trade and other liabilities	12	(1,331)	(1,463)	(1,629)
Financial liabilities – Borrowings		(266)	(115)	(44)
Financial liabilities – Derivative financial instruments		(1)	(8)	-
Current income tax liabilities		(182)	(102)	(224)
Provisions for other liabilities and charges		(27)	(30)	(27)
Current liabilities		(1,807)	(1,718)	(1,924)
Liabilities classified as held for sale	10	(37)	-	-
Total liabilities		(4,885)	(5,367)	(5,718)
Net assets		3,962	6,460	4,348

Share capital		206	205	205
Share premium		2,600	2,594	2,597
Treasury shares		(76)	(69)	(79)
Reserves		1,227	3,727	1,621
Total equity attributable to equity holders of the company		3,957	6,457	4,344
Non-controlling interest		5	3	4
Total equity		3,962	6,460	4,348

The condensed consolidated financial statements were approved by the Board on 3 August 2017.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2017

	Equity attributable to the equity holders of the company							Non-controlling interest	Total equity
all figures in £ millions	Share capital	Share Premium	Treasury Shares	Translation reserve	Fair value reserve	Retained earnings	Total
2017 half year
At 1 January 2017	205	2,597	(79)	905	-	716	4,344	4	4,348
Loss for the period	-	-	-	-	-	(17)	(17)	1	(16)
Other comprehensive income	-	-	-	(116)	21	(21)	(116)	-	(116)
Total comprehensive income	-	-	-	(116)	21	(38)	(133)	1	(132)
Equity-settled transactions	-	-	-	-	-	19	19	-	19
Tax on equity-settled transactions	-	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	1	3	-	-	-	-	4	-	4
Purchase of treasury shares	-	-	-	-	-	-	-	-	-
Release of treasury shares	-	-	3	-	-	(3)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	(277)	(277)	-	(277)
At 30 June 2017	206	2,600	(76)	789	21	417	3,957	5	3,962

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY continued
for the period ended 30 June 2017

	Equity attributable to the equity holders of the company							Non-controlling interest	Total equity
all figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Fair value reserve	Retained earnings	Total
2016 half year
At 1 January 2016	205	2,590	(72)	(7)	-	3,698	6,414	4	6,418
Loss for the period	-	-	-	-	-	(221)	(221)	1	(220)
Other comprehensive income	-	-	-	523	-	(2)	521	1	522
Total comprehensive income	-	-	-	523	-	(223)	300	2	302
Equity-settled transactions	-	-	-	-	-	16	16	-	16
Tax on equity-settled transactions	-	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	-	4	-	-	-	-	4	-	4
Purchase of treasury shares	-	-	-	-	-	-	-	-	-
Release of treasury shares	-	-	3	-	-	(3)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	(3)	(3)
Dividends	-	-	-	-	-	(277)	(277)	-	(277)
At 30 June 2016	205	2,594	(69)	516	-	3,211	6,457	3	6,460

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY continued
for the period ended 30 June 2017

	Equity attributable to the equity holders of the company							Non-controlling interest	Total equity
all figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Fair value reserve	Retained earning	Total
2016 full year
At 1 January 2016	205	2,590	(72)	(7)	-	3,698	6,414	4	6,418
Loss for the period	-	-	-	-	-	(2,337)	(2,337)	2	(2,335)
Other comprehensive income	-	-	-	912	-	(223)	689	1	690
Total comprehensive income	-	-	-	912	-	(2,560)	(1,648)	3	(1,645)
Equity-settled transactions	-	-	-	-	-	22	22	-	22
Tax on equity-settled transactions	-	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	-	7	-	-	-	-	7	-	7
Purchase of treasury shares	-	-	(27)	-	-	-	(27)	-	(27)
Release of treasury shares	-	-	20	-	-	(20)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	(3)	(3)
Dividends	-	-	-	-	-	(424)	(424)	-	(424)
At 31 December 2016	205	2,597	(79)	905	-	716	4,344	4	4,348

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the period ended 30 June 2017

		2017	2016	2016
all figures in £ millions	note	half year	half year	full year

Cash flows from operating activities
Net cash (used in) / generated from operations	16	(219)	(266)	522
Interest paid		(48)	(22)	(67)
Tax paid		(33)	(35)	(45)
Net cash (used in) / generated from operating activities		(300)	(323)	410

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	13	(12)	(12)	(15)
Purchase of investments		(3)	(3)	(6)
Purchase of property, plant and equipment		(32)	(45)	(88)
Purchase of intangible assets		(79)	(67)	(157)
Disposal of subsidiaries, net of cash disposed		(6)	(37)	(54)
Proceeds from sale of joint ventures and associates		-	-	4
Proceeds from sale of investments		-	92	92
Proceeds from sale of property, plant and equipment		3	-	4
Proceeds from sale of liquid resources		11	14	42
Loans (advanced) / repaid by related parties		(5)	27	14
Investment in liquid resources		(13)	(18)	(24)
Interest received		9	4	16
Dividends received from joint ventures and associates		60	24	131
Net cash used in investing activities		(67)	(21)	(41)

Cash flows from financing activities
Proceeds from issue of ordinary shares		4	4	7
Purchase of treasury shares		-	-	(27)
Proceeds from borrowings		150	-	4
Repayment of borrowings		(459)	(245)	(249)
Finance lease principal payments		(3)	(1)	(6)
Transactions with non-controlling interests		-	-	(2)
Dividends paid to company’s shareholders		(277)	(277)	(424)
Net cash used in financing activities		(585)	(519)	(697)

Effects of exchange rate changes on cash and cash equivalents		(13)	69	81
Net decrease in cash and cash equivalents		(965)	(794)	(247)
		1,424
Cash and cash equivalents at beginning of period		1,424	1,671	1,671
Cash and cash equivalents at end of period		459	877	1,424

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts amount to £24m in 2017 (2016 half year: £103m, 2016 full year: £35m) and are excluded from cash and cash equivalents disclosed on the balance sheet. In 2017, cash and cash equivalents also includes £25m of cash classified as held for sale.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2017

1.
Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union (EU). The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2016 which have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee interpretations as adopted by the EU. In respect of accounting standards applicable to the Group in the current period there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2016 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) at fair value.

The 2016 Annual Report refers to new standards that the Group will adopt in future periods but that are not yet effective in 2017. The Group is currently in the process of assessing the impact of these new standards and will provide more information on their impact in due course.

The Group's forecasts and projections, taking account of reasonably possible changes in trading performance, seasonal working capital requirements and potential acquisition activity, show that the Group should be able to operate within the level of its current committed borrowing facilities. The directors have confirmed that they have a reasonable expectation that the Group has adequate resources to continue in operational existence. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2016 Annual Report.

The financial information for the year ended 31 December 2016 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2016 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

The condensed consolidated financial statements and related notes for the six months to 30 June 2017 have been reviewed by the auditors and their review opinion is included at the end of these statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2017

2.
Segment information

The reportable segments are Geographies (North America, Core and Growth). In addition, the Group separately discloses the results from the Penguin Random House associate (PRH).

	2017	2016	2016
all figures in £ millions	half year	half year	full year

Sales by Geography
North America	1,285	1,164	2,981
Core	384	370	803
Growth	378	332	768
Total sales	2,047	1,866	4,552

Adjusted operating profit by Geography
North America	43	2	420
Core	10	(7)	57
Growth	8	(12)	29
PRH	46	32	129
Adjusted operating profit	107	15	635

There were no material inter-segment sales.

Adjusted operating profit is one of Pearson’s key business performance measures; it includes the operating profit from the total business including the results of discontinued operations when relevant.

In January 2016, Pearson announced that it was embarking on a restructuring programme to simplify the business, reduce costs and position the company for growth in its major markets. The costs of this programme in 2016 were significant enough to exclude in our adjusted operating profit measure so as to better highlight the underlying performance. Further restructuring, announced in May 2017, will occur in the second half of 2017 but no significant costs were incurred in the period to 30 June 2017.

Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are excluded from adjusted operating profit as they distort the performance of the Group. There were no other gains and losses in 2017 and in the first half of 2016, the losses in the Core segment mainly relate to the closure of our English language schools in Germany and additionally in the second half of 2016 there were losses in the North America segment relating to the sale of the Pearson English Business Solutions business.

Charges relating to acquired intangibles, acquisition costs and movements in contingent acquisition consideration are also excluded from adjusted operating profit when relevant as these items reflect past acquisition activity and don’t necessarily reflect the current year performance of the Group. In the second half of 2016, intangible charges included an impairment of goodwill in our North American business of £2,548m.

Corporate costs are allocated to business segments on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the Group operating profit.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2017

2.
Segment information continued

The following table reconciles adjusted operating profit to operating profit for each of our reportable segments.

	North America	Core	Growth	PRH	Total
all figures in £ millions
2017 half year
Adjusted operating profit	43	10	8	46	107
Costs of major restructuring	-	-	-	-	-
Other net gains and losses	-	-	-	-	-
Intangible charges	(46)	(6)	(24)	(15)	(91)
Operating profit / (loss)	(3)	4	(16)	31	16
2016 half year
Adjusted operating profit / (loss)	2	(7)	(12)	32	15
Costs of major restructuring	(109)	(20)	(40)	(2)	(171)
Other net gains and losses	-	(18)	-	-	(18)
Intangible charges	(75)	(6)	(14)	(17)	(112)
Operating (loss) / profit	(182)	(51)	(66)	13	(286)
2016 full year
Adjusted operating profit	420	57	29	129	635
Costs of major restructuring	(172)	(62)	(95)	(9)	(338)
Other net gains and losses	(12)	(12)	(1)	-	(25)
Intangible charges	(2,684)	(16)	(33)	(36)	(2,769)
Operating (loss) / profit	(2,448)	(33)	(100)	84	(2,497)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2017

3.
Net finance costs

	2017	2016	2016
all figures in £ millions	half year	half year	full year

Net interest payable	(47)	(27)	(59)
Finance income in respect of retirement benefits	2	5	11
Finance costs associated with acquisitions	(5)	-	-
Net foreign exchange gains / (losses)	19	(9)	(20)
Derivatives not in a hedging relationship	5	11	8
Net finance costs	(26)	(20)	(60)

Analysed as:
Finance costs	(66)	(51)	(97)
Finance income	40	31	37
Net finance costs	(26)	(20)	(60)

Analysed as:
Net interest payable	(47)	(27)	(59)
Other net finance income / (costs)	21	7	(1)
Net finance costs	(26)	(20)	(60)

Net finance costs classified as other net finance income / costs are excluded in the calculation of our adjusted earnings.

We have excluded finance income relating to retirement benefits as we believe the presentation does not reflect the economic substance of the underlying assets and liabilities. We exclude finance costs relating to acquisition transactions as these relate to future earn outs or acquisition expenses and are not part of the underlying financing.

Foreign exchange and other gains and losses on derivatives are also excluded as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In 2017 and 2016 the foreign exchange gains and losses largely relate to foreign exchange differences on unhedged US dollar and Euro loans, cash and cash equivalents.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2017

4.
Profit before tax

		2017	2016	2016
all figures in £ millions	note	half year	half year	full year

Loss before tax		(10)	(306)	(2,557)
Costs of major restructuring	2	-	171	338
Intangible charges	2	91	112	2,769
Other gains and losses	2	-	18	25
Other net finance (income) / costs	3	(21)	(7)	1
Total adjusted profit / (loss) before tax		60	(12)	576

5.
Income tax

	2017	2016	2016
all figures in £ millions	half year	half year	full year

Income tax (charge) / benefit	(6)	86	222
Tax benefit on costs of major restructuring	-	(54)	(84)
Tax benefit on intangible charges	(25)	(32)	(255)
Tax charge / (benefit) on other gains and losses	10	-	(14)
Tax charge on other net finance costs	5	1	-
Tax amortisation benefit on goodwill and intangibles	3	1	36
Total adjusted income tax (charge) / benefit	(13)	2	(95)
Tax rate reflected in adjusted earnings	21.0%	19.0%	16.5%

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from the profit or loss before tax (see note 4).

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2017

6.
Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the Company (earnings) by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares. A dilution is not calculated for a loss.

	2017	2016	2016
all figures in £ millions	half year	half year	full year

Loss for the period from continuing operations	(16)	(220)	(2,335)
Non-controlling interest	(1)	(1)	(2)
Loss attributable to equity holders of the company	(17)	(221)	(2,337)

Weighted average number of shares (millions)	815.0	815.0	814.8
Effect of dilutive share options (millions)	-	-	-
Weighted average number of shares (millions) for diluted earnings	815.0	815.0	814.8

Loss per share
Basic	(2.1)p	(27.1)p	(286.8)p
Diluted	(2.1)p	(27.1)p	(286.8)p

7.
Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented.

Adjusted earnings is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables our investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments by separating out those items of income and expenditure relating to acquisition and disposal transactions, and major restructuring programmes.

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis when relevant. The Company’s definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies. A reconciliation of the adjusted measures to their corresponding statutory measures is shown in the tables below and in the relevant notes.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2017

7.
Adjusted earnings per share continued

		Statutory income	Costs of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income
all figures in £ millions	note

2017 half year

Operating profit	2	16	-	-	91	-	-	107
Net finance costs	3	(26)	-	-	-	(21)	-	(47)
Profit / (loss) before tax	4	(10)	-	-	91	(21)	-	60
Income tax	5	(6)	-	10	(25)	5	3	(13)
Profit / (loss) for the period		(16)	-	10	66	(16)	3	47
Non – controlling interest		(1)	-	-	-	-	-	(1)
Earnings / (Loss)		(17)	-	10	66	(16)	3	46

Weighted average number of shares (millions)								815.0
Weighted average number of shares (millions) for diluted earnings								815.0

Adjusted earnings per share (basic)								5.6p
Adjusted earnings per share (diluted)								5.6p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2017

7.
Adjusted earnings per share continued

		Statutory income	Costs of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income
all figures in £ millions	note

2016 half year

Operating profit / (loss)	2	(286)	171	18	112	-	-	15
Net finance costs	3	(20)	-	-	-	(7)	-	(27)
Loss before tax	4	(306)	171	18	112	(7)	-	(12)
Income tax	5	86	(54)	-	(32)	1	1	2
Loss for the period		(220)	117	18	80	(6)	1	(10)
Non – controlling interest		(1)	-	-	-	-	-	(1)
Loss		(221)	117	18	80	(6)	1	(11)

Weighted average number of shares (millions)								815.0
Weighted average number of shares (millions) for diluted earnings								815.0

Adjusted loss per share (basic)								(1.3)p
Adjusted loss per share (diluted)								(1.3)p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2017

7.
Adjusted earnings per share continued

		Statutory income	Costs of major restructuring	Other net gains and losses	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income
all figures in £ millions	note

2016 full year

Operating profit / (loss)	2	(2,497)	338	25	2,769	-	-	635
Net finance costs	3	(60)	-	-	-	1	-	(59)
Profit / (loss) before tax	4	(2,557)	338	25	2,769	1	-	576
Income tax	5	222	(84)	(14)	(255)	-	36	(95)
Profit / (loss) for the period		(2,335)	254	11	2,514	1	36	481
Non – controlling interest		(2)	-	-	-	-	-	(2)
Earnings / (loss)		(2,337)	254	11	2,514	1	36	479

Weighted average number of shares (millions)								814.8
Weighted average number of shares (millions) for diluted earnings								814.8

Adjusted earnings per share (basic)								58.8p
Adjusted earnings per share (diluted)								58.8p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2017

8.
Dividends

	2017	2016	2016
all figures in £ millions	half year	half year	full year

Amounts recognised as distributions to equity shareholders in the period	277	277	424

The directors are proposing an interim dividend of 5.0p per equity share, payable on 15 September 2017 to shareholders on the register at the close of business on 18 August 2017. This interim dividend, which will absorb an estimated £41m of shareholders’ funds, has not been included as a liability as at 30 June 2017.

9.
Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2017	2016	2016
	half year	half year	full year

Average rate for profits	1.27	1.41	1.33
Period end rate	1.30	1.34	1.23

10.
Assets and liabilities classified as held for sale

On 11 July 2017, Pearson announced its agreement to sell a 22% stake in PRH to Bertelsmann and recapitalise the business. The 22% stake in PRH has been classified as held for sale and this portion of the PRH investment of £563m has been shown separately as a current asset on the balance sheet. Additionally following the announcement of the intention to sell the China based English test preparation business, Global Education (GEDU), we have recorded the assets and liabilities of that business as held for sale. At 30 June 2017 the assets of this business were £45m and liabilities were £37m.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2017

11.
Non-current intangible assets

	2017	2016	2016
all figures in £ millions	half year	half year	full year

Goodwill	2,251	4,534	2,341
Other intangibles	1,015	1,082	1,101
Non-current intangible assets	3,266	5,616	3,442

At the end of 2016, following trading in the final quarter of the year, it became clear that underlying issues in the North American higher education courseware market were more severe than had been previously anticipated. These issues related to declining student enrolments, changes in buying patterns of students and correction of inventory levels by distributors and bookshops. As a result of revisions to strategic plans and estimates for future cash flows we determined during the goodwill impairment review that the fair value less costs of disposal of the North America cash generating unit (CGU) no longer supported the carrying value of this goodwill and as a consequence impaired goodwill by £2,548m. There were no impairments to goodwill or intangibles in the period to June 2017.

12.
Trade and other liabilities

	2017	2016	2016
all figures in £ millions	half year	half year	full year

Trade payables	(222)	(224)	(333)
Accruals	(427)	(542)	(532)
Deferred income	(802)	(797)	(883)
Other liabilities	(253)	(270)	(303)
Trade and other liabilities	(1,704)	(1,833)	(2,051)

Analysed as:
Trade and other liabilities – current	(1,331)	(1,463)	(1,629)
Other liabilities – non-current	(373)	(370)	(422)
Total trade and other liabilities	(1,704)	(1,833)	(2,051)

The deferred income balance comprises principally multi-year obligations to deliver workbooks to adoption customers in school businesses; advance payments in assessment, testing and training businesses; subscription income in school and college businesses; and obligations to deliver digital content in future periods.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2017

13.
Business combinations

There were no significant acquisitions completed in the period and there were no material adjustments to prior year acquisitions.

The net cash outflow relating to acquisitions in the period is shown in the table below:

Total
all figures in £ millions

Cash – Current period acquisitions	-
Deferred payments for prior period acquisitions and other items	(12)
Net cash outflow on acquisitions	(12)

14.
Net debt

	2017	2016	2016
all figures in £ millions	half year	half year	full year

Non-current assets
Derivative financial instruments	125	200	171
Current assets
Derivative financial instruments	6	-	-
Marketable securities	11	31	10
Cash and cash equivalents (excluding overdrafts)	458	980	1,459
Non-current liabilities
Borrowings	(1,816)	(2,324)	(2,424)
Derivative financial instruments	(175)	(190)	(264)
Current liabilities
Borrowings	(266)	(115)	(44)
Derivative financial instruments	(1)	(8)	-
Net debt	(1,658)	(1,426)	(1,092)
Net cash classified as held for sale	25	-	-
Total net debt	(1,633)	(1,426)	(1,092)

In March 2017, Pearson redeemed its $550m 6.25% Global dollar bonds originally due in 2018.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2017

15.
Classification of assets and liabilities measured at fair value

	---------Level 2---------		-----Level 3------
	Available for sale assets	Derivatives	Other assets	Available for sale assets	Other liabilities	Total fair value
all figures in £ millions

2017 half year

Investment in unlisted securities	-	-	-	86	-	86
Marketable securities	11	-	-	-	-	11
Derivative financial instruments	-	131	-	-	-	131
Total financial assets held at fair value	11	131	-	86	-	228

Derivative financial instruments	-	(176)	-	-	-	(176)
Total financial liabilities held at fair value	-	(176)	-	-	-	(176)
2016 half year

Investment in unlisted securities	-	-	-	59	-	59
Marketable securities	31	-	-	-	-	31
Derivative financial instruments	-	200	-	-	-	200
Total financial assets held at fair value	31	200	-	59	-	290

Derivative financial instruments	-	(198)	-	-	-	(198)
Total financial liabilities held at fair value	-	(198)	-	-	-	(198)
2016 full year

Investment in unlisted securities	-	-	-	65	-	65
Marketable securities	10	-	-	-	-	10
Derivative financial instruments	-	171	-	-	-	171
Total financial assets held at fair value	10	171	-	65	-	246

Derivative financial instruments	-	(264)	-	-	-	(264)
Total financial liabilities held at fair value	-	(264)	-	-	-	(264)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2017

15.
Classification of assets and liabilities measured at fair value continued

The fair values of level 2 assets and liabilities are determined by reference to market data and established estimation techniques such as discounted cash flow and option valuation models. Within level 3 assets and liabilities, the fair value of available for sale assets is determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets, while the fair value of other liabilities represents the present value of the estimated future liability. There have been no transfers in classification during the period.

The market value of Pearson’s bonds is £1,886m (2016 half year: £2,268m, 2016 full year: £2,381m) compared to their carrying value of £1,899m (2016 half year: £2,322m, 2016 full year: £2,420m). For all other financial assets and liabilities, fair value is not materially different to carrying value.

Movements in fair values of level 3 assets and liabilities are shown in the table below:

	2017	2016	2016
all figures in £ millions	half year	half year	full year

Investments in unlisted securities
At beginning of period	65	143	143
Exchange differences	(3)	4	8
Additions	3	4	6
Fair value movements	21	-	-
Disposals	-	(92)	(92)
At end of period	86	59	65

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2017

16.
Cash flows

	2017	2016	2016
all figures in £ millions	half year	half year	full year

Reconciliation of loss for the period to net cash (used in) / generated from operations

Loss for the period	(16)	(220)	(2,335)
Income tax	6	(86)	(222)
Depreciation, amortisation and impairment charges	155	184	2,912
Net loss on disposal of businesses and fixed assets	6	24	40
Net finance costs	26	20	60
Share of results of joint ventures and associates	(43)	(21)	(97)
Share-based payment costs	19	16	22
Net foreign exchange adjustment	(6)	2	43
Pre-publication	(8)	(22)	(19)
Inventories	(13)	(39)	17
Trade and other receivables	54	36	156
Trade and other liabilities	(231)	(52)	61
Retirement benefit obligations	(169)	(99)	(106)
Provisions	1	(9)	(10)
Net cash (used in) / generated from operations	(219)	(266)	522

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2017

16.
Cash flows continued

		2017	2016	2016
all figures in £ millions	note	half year	half year	full year

Reconciliation of net cash (used in) / generated from operations to closing net debt

Net cash (used in) / generated from operations		(219)	(266)	522
Dividends from joint ventures and associates		60	24	131
Net purchase of PPE including finance lease principal payments		(32)	(46)	(90)
Net purchase of intangible assets		(79)	(67)	(157)
Add back: costs of major restructuring paid		24	55	167
Add back: special pension contribution		174	90	90
Operating cash flow		(72)	(210)	663
Operating tax paid		(33)	(53)	(63)
Net operating finance costs paid		(39)	(18)	(51)
Operating free cash flow		(144)	(281)	549
Costs of major restructuring paid		(24)	(55)	(167)
Special pension contribution		(174)	(72)	(72)
Non-operating tax received / (paid)		-	-	-
Free cash flow		(342)	(408)	310
Dividends paid (including to non-controlling interests)		(277)	(277)	(424)
Net movement of funds from operations		(619)	(685)	(114)
Acquisitions and disposals		(21)	40	19
Purchase of treasury shares		-	-	(27)
Loans (advanced) / repaid		(5)	27	14
New equity		4	4	7
Other movements on financial instruments		3	(3)	4
Net movement of funds		(638)	(617)	(97)
Exchange movements on net debt		97	(155)	(341)
Total movement in net debt		(541)	(772)	(438)
Opening net debt		(1,092)	(654)	(654)
Closing net debt	14	(1,633)	(1,426)	(1,092)

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of Pearson’s corporate and operating measures. These measures are presented in order to align the cash flows with corresponding adjusted profit measures.

Special pension contributions of £174m in 2017 were made as part of the agreements relating to the PRH merger in 2013 (£162m) and the sale of the FT Group in 2015 (£12m). In 2016 special pension contributions of £72m (net of tax) relate to the sale of the FT Group.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2017

17.
Contingencies

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition there are contingent liabilities of the Group in respect of legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

18.
Related parties

At 30 June 2017 the Group had loans to Penguin Random House (PRH) of £38m (2016 half year: £19m, 2016 full year: £33m) which were unsecured with interest calculated based on market rates. The loans are provided under a working capital facility and fluctuate during the year. At 30 June 2017, the Group also had a current asset receivable from PRH of £2m (2016 half year: £6m, 2016 full year: £21m) arising from the provision of services. Service fee income from PRH for the first 6 months of 2017 was £1m (2016 half year: £2m, 2016 full year: £4m)

Apart from transactions with the Group’s associates and joint ventures noted above, there were no other material related party transactions and no guarantees have been provided to related parties in the period.

19.
Events after the balance sheet date

On 11 July 2017, Pearson announced its agreement to sell a 22% stake in PRH to Bertelsmann and recapitalise the business. The transactions are expected to complete in the second half of 2017.

At the time of publishing these financial statements, it was announced that Pearson would launch a market tender to repurchase its $500m 3.75% US Dollar Notes 2022 and $500m 3.25% US Dollar Notes 2023 and also planned to redeem the $300m 4.625% June 2018 bond following the completion of the PRH transaction.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors confirm that these condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8 namely:

●
An indication of important events that have occurred during the first six months and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

●
Material related party transactions in the first six months and any material changes in related party transactions described in the 2016 Annual Report.

The directors of Pearson plc are listed in the 2016 Annual Report. There have been no changes to the Board since the publication of the Annual Report:

A list of current directors is maintained on the Pearson plc website: www.pearson.com.

By order of the Board

John Fallon
Chief Executive
3 August 2017

Coram Williams
Chief Financial Officer
3 August 2017

INDEPENDENT REVIEW REPORT TO PEARSON PLC

Report on the condensed consolidated interim financial statements

Our conclusion

We have reviewed Pearson plc's condensed consolidated interim financial statements (the ‘interim financial statements’) in the interim results of Pearson plc for the 6 month period ended 30 June 2017. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

What we have reviewed

The interim financial statements comprise:

●
the condensed consolidated balance sheet as at 30 June 2017;

●
the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;

●
the condensed consolidated cash flow statement for the period then ended;

●
the condensed consolidated statement of changes in equity for the period then ended; and

●
the explanatory notes to the interim financial statements.

The interim financial statements included in the interim results have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The interim results, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim results in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Our responsibility is to express a conclusion on the interim financial statements in the interim results based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

INDEPENDENT REVIEW REPORT TO PEARSON PLC continued

What a review of condensed consolidated financial statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the interim results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants

3 August 2017

London

a)
The maintenance and integrity of the Pearson plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial statements since they were initially presented on the website.
b)
Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 04 August 2017
By: /s/ NATALIE DALE

------------------------------------
Natalie Dale
Deputy Company Secretary